UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258108

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 313,640,823* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 313,640,823* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 313,640,823* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.4%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 60,703,416 limited partnership units (“L.P. Units”) of Brookfield Renewable Partners L.P. (the “Issuer”), 189,508,685 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (“BRELP”) beneficially owned by Brookfield Renewable Power Inc. (“BRPI”), 4,979,254 redeemable/exchangeable partnership units of BRELP held by Brookfield Energy Marketing L.P. (“BEMLP”), a wholly-owned subsidiary of Brookfield Corporation, 441,363 L.P. Units held by Brookfield Corporation (“Brookfield”), 8,046,000 L.P. Units held by Brookfield Investments Corporation (“BIC”) and 5,148,270 L.P. Units owned by a subsidiary of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”). This amount also includes class A exchangeable subordinate voting shares, no par value (the “BEPC Shares”) of Brookfield Renewable Corporation (“BEPC”) held as follows: 2,758,183 BEPC Shares held by BRPI, 28,961,500 BEPC Shares held by BIC, and 3,000,000 BEPC Shares held by BRPI Holding Inc. (“BRPIH”), each of which is a subsidiary of Brookfield Corporation, as well as 10,094,152 BEPC Shares held by subsidiaries of Brookfield Reinsurance. See Items 4 and 5.
**	As of November 13, 2023, there were approximately 287,636,214 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,651,960 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BIC, BRPIH and BEMLP, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 60.7%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 313,640,823* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 313,640,823* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 313,640,823* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.4%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 69,190,779 L.P. Units, 194,487,939 redeemable/exchangeable partnership units of BRELP and 38,181,382 BEPC Shares beneficially owned by Brookfield Corporation. This amount also includes 5,148,270 L.P. Units owned by a subsidiary of Brookfield Reinsurance, as well as 10,094,152 BEPC Shares held by subsidiaries of Brookfield Reinsurance. See Items 4 and 5.
**	As of November 13, 2023, there were approximately 287,636,214 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,651,960 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BIC, BRPIH and BEMLP, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 60.7%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 260,949,538* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 260,949,538* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 260,949,538* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.4%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 2,758,183 BEPC Shares held by BRPI, 4,979,254 redeemable/exchangeable partnership units of BEMLP and 3,000,000 BEPC Shares held by BRPIH. See Items 3 and 5.
**	As of November 13, 2023, there were approximately 287,636,214 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,651,960 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BRIPH and BEMLP are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 53.5%. See Item 5.

CUSIP No. G16258108

1	Names of Reporting Persons BROOKFIELD INVESTMENTS CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 37,007,500* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 37,007,500* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,007,500* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	This amount includes 8,046,000 L.P. Units and 28,961,500 BEPC Shares held by BIC. See Items 3 and 5.
**	As of November 13, 2023, there were approximately 287,636,214 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,651,960 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the BEPC Shares beneficially owned by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 11.7%. See Item 5.

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 13D is being filed by Brookfield, BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), BRPI, and BIC (collectively with Brookfield, the BAM Partnership and BRPI, the “Reporting Persons”) to amend the original Schedule 13D, as amended through Amendment No. 6 thereto (the “Schedule 13D”).

Information and defined terms reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 7.

Item 2. Identity and Background.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to Partners and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

On September 29, 2023, BRPI transferred an aggregate of 3,461,699 BEPC Shares to wholly-owned subsidiaries of Brookfield Reinsurance at a value of $25.9988 per BEPC Share.

In addition, on November 15, 2023, BRPI transferred an aggregate of 6,632,453 BEPC Shares to wholly-owned subsidiaries of Brookfield Reinsurance at a value of $24.1238 per BEPC Share.

Brookfield and Brookfield Reinsurance have agreed (the “Voting Agreement”) that all decisions to be made by subsidiaries of Brookfield Reinsurance with respect to the voting of any L.P. Units or BEPC Shares held by subsidiaries of Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of L.P. Units of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 313,640,823 L.P. Units, constituting approximately 47.4% of the Issuer’s currently outstanding L.P. Units. The percentage of L.P. Units of the Issuer in this Item 5 is based on an aggregate number of 287,636,214 L.P. Units outstanding as of November 13, 2023, and assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP and all of the outstanding 179,651,960 BEPC Shares are exchanged for L.P. Units (on a one-for-one basis).

(i)	Brookfield

a.	Brookfield may be deemed the beneficial owner of 313,640,823* L.P. Units, constituting a percentage of approximately 47.4%**.

b.	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 313,640,823* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 313,640,823* L.P. Units

*

This amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI, 4,979,254 redeemable/exchangeable partnership units of BRELP beneficially owned by BEMLP, 441,363 L.P. Units held by Brookfield, 8,046,000 L.P. Units held by BIC and 5,148,270 L.P. Units owned by a subsidiary of Brookfield Reinsurance. This amount also includes BEPC Shares held as follows: 2,758,183 BEPC Shares held by BRPI, 3,000,000 BEPC Shares held by BRPIH, 28,961,500 BEPC Shares held by BIC and 10,094,152 BEPC Shares owned by a subsidiary of Brookfield Reinsurance, as described in Item 4. BRPI, BIC, BRIPH and BEMLP are each a subsidiary of Brookfield.

**	Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BIC, BRPIH and BEMLP, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 60.7%.

(ii)	BAM Partnership

	a.	BAM Partnership may be deemed the beneficial owner of 313,640,823* L.P., constituting a percentage of approximately 47.4%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 313,640,823* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 313,640,823* L.P. Units

*	This amount includes 69,190,779 L.P. Units, 194,487,939 redeemable/exchangeable partnership units of BRELP and 38,181,382 BEPC Shares beneficially owned by Brookfield. This amount also includes 5,148,270 L.P. Units owned by a subsidiary of Brookfield Reinsurance and 10,094,152 BEPC Shares owned by a subsidiary of Brookfield Reinsurance, as described in Item 4.

**	Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by Brookfield are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 60.7%.

(iii)	BRPI

	a.	BRPI may be deemed the beneficial owner of 260,949,538* L.P. Units, constituting a percentage of approximately 39.4%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 260,949,538* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 260,949,538* L.P. Units

*	This amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 2,758,183 BEPC Shares held by BRPI, 4,979,254 redeemable/exchangeable partnership units of BEMLP and 3,000,000 BEPC Shares held by BRPIH.

**	Assuming that only the redeemable/exchangeable partnership units of BRELP and BEPC Shares beneficially owned by BRPI, BRIPH and BEMLP are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 53.5%.

(iv)	BIC

	a.	BIC may be deemed the beneficial owner of 37,007,500* L.P. Units, constituting a percentage of approximately 5.6%**

b.

Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 37,007,500* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 37,007,500* L.P. Units

*	This amount includes 8,046,000 L.P. Units and 28,961,500 BEPC Shares held by BIC.

**	Assuming that only the BEPC Shares held by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 11.7%.

(c) The following transactions were effected by the Reporting Persons in the L.P. Units during the past 60 days.

Party	Trade Date	Buy/Sell	Number of L.P. Units	Price per L.P. Unit (US$)
Brookfield Corporation	11/6/2023	Buy*	147,121	23.0598
Brookfield Corporation	11/7/2023	Buy*	147,121	22.6237
Brookfield Corporation	11/8/2023	Buy*	147,121	22.4166

* Represents L.P. Units purchased in open market transactions on the New York Stock Exchange in accordance with the terms of the Issuer’s previously disclosed normal course issuer bid.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 7 is hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended to add the following exhibit:

Exhibit 10	Voting Agreement, dated September 29, 2023

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, General Counsel and Secretary